EXHIBIT 12.1

SUMMIT MIDSTREAM PARTNERS, LP

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as income or loss before income taxes and income or loss from equity method investees plus fixed charges and distributions from equity method investees less capitalized interest. "Fixed charges" consist of interest expensed and capitalized, amortization of debt issuance costs, net income attributable to Series A Preferred unitholders and an estimate of interest within rent expense.

	Year ended December 31,
	2017 (1)	2016	2015 (2)	2014 (3)	2013
	(Dollars in thousands)
Earnings:
Income (loss) before income taxes and loss from equity method investees	$88,614	$(7,768)	$(216,268)	$(29,802)	$47,737
Add (deduct):
Fixed charges	75,530	68,473	63,262	53,859	28,543
Distributions from equity method investees	40,220	44,991	34,641	2,992	—
Capitalized interest	(2,579)	(3,709)	(3,372)	(4,646)	(6,690)
Total earnings	$201,785	$101,987	$(121,737)	$22,403	$69,590
Fixed Charges (4):
Interest expense	$68,131	$63,810	$59,092	$48,586	$21,314
Net income attributable to Series A Preferred unitholders	3,563	—	—	—	—
Capitalized interest	2,579	3,709	3,372	4,646	6,690
Estimate of interest within rent expense	1,257	954	798	627	539
Total fixed charges	$75,530	$68,473	$63,262	$53,859	$28,543

Ratio of earnings to fixed charges	2.67x	1.49x	—	0.42x	2.44x

_________

(1)  The ratio of earnings to fixed charges does not include $22.0 million associated with our early extinguishment of debt relating to the redemption and call premiums on the 7.5% Senior Notes that occurred during the three months ended March 31, 2017.

(2)  The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $185.0 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.

(3)  The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $31.5 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included $54.2 million of goodwill impairment.

(4)  Fixed charges do not include any portion of the expense associated with our Deferred Purchase Price Obligation that we owe pursuant to the terms of that certain Contribution Agreement, dated February 25, 2016, between us and Summit Midstream Partners Holdings, LLC.

EX 12.1-1